Exhibit (a)(41)
Excerpt from Investor Call by Sanofi-Aventis and Genzyme Corporation on February 16, 2011.
Henri Termeer - Genzyme Corporation — Chairman, President, CEO
Chris, thank you very much. It’s great to hear you talk about the patients, because that has been our focus for 30 years.
And this is a new beginning for Genzyme. We have built, I think, a very, very important business model in the space of medicine that treats diseases not within a small incremental contribution to the health of patients, but a big incremental — not incremental, actually changing the health of patients.
We have always set that as the ambition for the products we have. Even some of these larger products like the renal products really are changing in an important way the healthcare of patients. These are chronic conditions, and I am convinced that the cost of healthcare will push all of us in much more specific medicines, medicines that really change health.
And biotechnology — in the future, biotechnology is going to make that increasingly possible, to have that much higher ambition.
So when I say this is a new beginning I really mean it in that way. Because the larger context of Genzyme with sanofi together can make a very important difference in this way. We can innovate, we can make investments, we can reach all patients, not just those patients next door but all patients around the world in a very constructive way. And have a sustainable presence in these markets, not with a product just on the shelf but with a therapy that helps patients to live their life and to use — or to increase health during life in an important way.
We have found tremendous support of that throughout the world where we went — regulatory support, reimbursement support, actually in a very stable way. We of course have also programs that allow access to treatments when patients can’t afford it. That is one of the responsibilities we have taken on.
When we had these discussions, which have taken a long time — and it’s appropriate to take a long time, because in this field it takes years to develop something new, it takes eight, nine years or 10 years or 12 years. We took nine months to understand each other.
Those were actually time well spent, because now we can move forward, understanding what we can do for each other, understanding how the synergies in a true R&D sense and healthcare objective sense will work. And I think it will help us tremendously in the integration planning that will start this afternoon. I am very glad that we have talked about it before, that we are going to do that in a very deliberate and very careful way.
We are different from sanofi in many regards, and that makes it such a great combination, because then we can together become larger than individually. So I look forward to this. I know that our [agrees] have caused us a lot of uncertainty in these moments and there is a lot of insecurity in these moments, but our [agrees] will watch of course how we do this. Do we do it right? Do we build something? Do we build something where the future becomes better than the past? And are we actually continuing this culture of treating patients and supporting patients in a deep way, not just by selling a product and putting it on the shelf?
I very much think this is a combination, the kind of combination that is unusual in a way, because this we are (technical difficulty) also the kind of combination where, when you think about it, where you really can see how you have become larger, more important, and deeper in this very complex world of healthcare.
So I look forward to (technical difficulty) Chris. It will be a great adventure. It will be a pioneering adventure, as we have done for 30 years. Every product is a new pioneering moment, and I have great confidence that we will be successful together.

Investor Call Q & A
Graham Parry - BofA Merrill Lynch — Analyst
Chris, can I just follow up on that? Just to say, there isn’t any plan to move any fill/finish into sanofi plants? That would still be into Hospira and to the Waterford plant? Just to be clear on that.
Chris Viehbacher - sanofi-aventis — CEO
I think that would be premature to say. I think over time we will have a look at whether or not we can really combine some of our fill/finish quantities, and especially on that. But I think at the start our principal objective is the same as Genzyme’s has been. That is, we need to ensure stability of supply and make sure that patients get their medicines first.
So I would say this is — that will be in the second period of time as to whether or not we look at that. But in the first instance I think we want to really make sure we continue to execute on the plan that Genzyme has outlined.
Jerome Contamine - sanofi-aventis — EVP, CFO
Yes, on your question on synergy, on the accretion, Graham, a few comments. Clearly if you go down the road in 2013 there is a certain number of, let’s say, uncertainties or scenarios. A is how much sales Genzyme will do in 2013. Will Lemtrada be launched in 2013 or not? How much of the synergies which I mentioned before will be derived in due time in 2013?
So if you put all that together, clearly you still arrive at a certain range. I don’t know. What we expressed or what I expressed to this range is clearly to say what minimum we should go to low end of the range.
But we clearly have the ability to go to the higher end of the range on — we will work together with Genzyme team of people; we will see how we can refine this target.
No, the CVR payment will not be a P&L element. The CVR will be taken as a liability under IFRS. It will be a value based on the trading price and adjusted every quarter.
So the adjustment will go into the P&L; but the way we define our business EPS, we say — because otherwise we will have [productivity] (inaudible) be very difficult to assess. As you know, the business EPS metric we use is a non-GAAP metric which doesn’t include this type of element.
As a matter of fact, by 2013 I mean it is difficult to know exactly what type of CVR we will still have to — or might still have to pay. And the value of the CVR at the time will take into account clearly the potential of Lemtrada, what it is. This is what really will be the actual downpayment or liability we would have at that time on the balance sheet.
Chris Viehbacher - sanofi-aventis — CEO
Yes, maybe I will just add a word, Graham, on the CVR in general. This was clearly and is an extremely important part of the transaction. When you look at sales forecasts, obviously if the product sales were to achieve the higher end of those ranges there is a huge value that is associated with Lemtrada. But as we all know, it is extremely difficult to value products in pipelines.
So we approach this in the way of almost taking Lemtrada out of the broader equation and almost doing a sort of business development deal of a late-stage asset. So as we look at how that comes together, I think there is a value-sharing mechanism that is not dissimilar to what you would expect in late-stage asset deals.
So in actual fact I think as the milestones and the sales progress, I think that it has been really constructed so that there is a good share between Genzyme shareholders and sanofi shareholders. In fact, I remember at one meeting I think I told Henri that if we have to pay the last milestone I will bring him the check personally and with his favorite wine to accompany that.
So I think the CVR still remains as a potential value driver that is very difficult to ascertain here, but we will see how that — we have to wait and see first of all the Phase III results, which we will see in the middle of the year.
And then the next real step is going to be what actually is the label. Because we know that Phase II results indicate that this is a — that has the promise of being the most efficacious drug in the class. There are some who even talk about potentially a quasi-cure for MS. But we also know that in MS efficacy and side effects are a flipside to the same coin.
So it is really going to be the label as it’s approved by the FDA that will help to really identify the risk/benefit profile and also the pricing of the drug. So the first $400 million milestone, as Jerome was pointing out, is really going to be I think a critical point in determining what the potential of this medicine could mean financially and obviously in terms of MS patients.

Henri, I don’t know whether you want to add anything on — well, just on any of those points, but certainly also on the patients for (multiple speakers)?
Henri Termeer - Genzyme Corporation — Chairman, President, CEO
No, just on the patient question, there are about 6,000 Gaucher patients currently being treated. So we estimate that about 10,000 patients that may need treatment. Also it is tough in these very rare diseases to precisely pinpoint that.
Of the 6,000 that are being treated we currently are treating about 4,700 at the appropriate dose. That represents in volume — that is actually a mix of about 500 or 600 patients that we are treating free of charge and 4,100, 4,200 patients that are commercial patients. That is about around $1 billion run rate during this year. And that is at the appropriate dose.
The other patients are treated by competitive products at this time.
In the case of Fabry disease, when we had the difficulties, when they started we were treating about 2,700 patients. We are now treating about 1,700 patients.
But that is a more difficult equation because here many patients are now treated not at the appropriate dose, but something is better than nothing. So many patients aren’t getting product and it helps clearly a lower dose, which is the approved dose of a competitive product, for some patients actually is sufficient. But not for all patients; most patients do need a higher dose.
Here people are stretching because there’s a chronic undersupply in the marketplace as a result of the shortages by Genzyme and by the competitor. That is the great opportunity here, and that is underlying the value of this CVR first milestone, which assumes that we are in the second half of this year getting into a very different supply situation.
We will again be able to increase the doses for the patients that are currently treated at too low a dose, and also to take on new patients. There is a waiting list of patients currently being developed, of patients that do want to start treatment. And all of that will free up later in the year, the second half of the year, as we get this supply situation to a different level.
Graham Parry - BofA Merrill Lynch — Analyst
(technical difficulty) further, are you are you expecting to switch back patients from Replagal onto Fabrazyme during the second half of 2011? Or is it just pick up new patients and top-up basis?
Henri Termeer - Genzyme Corporation — Chairman, President, CEO
The challenge here will be to identify the patients, either treated by Fabrazyme or treated by Replagal, that are treated at too low a dose. So the more severe patients.
There are many patients currently in that category, and many patients treated by Replagal are actually needing a higher dose. So those patients will switch. We have no doubt about that.
Andrew Baum - Morgan Stanley — Analyst
Good afternoon. Congratulations on the deal. Two very quick questions.
So first one, as you talk about the deal returning above your cost of capital in year two, could you just tell us what your — an estimate of your WACC is?

Then secondly, and you alluded to it briefly, the divergence of opinions on Lemtrada before the two companies. How much of the concern is related to the commercial environment, given the existence of alternative therapies, versus concerns about the safety profile of the drug? I know they are interlinked, but any words that you could say on that would be helpful. Thank you.
Chris Viehbacher - sanofi-aventis — CEO
Thank you, Andrew. I will refer the question on the WACC to Jerome, but I think I would anticipate that Jerome is going to be silent as a tomb on that one. Obviously that is a fairly competitive number.
On the differences in Lemtrada, I don’t think it is anything unusual. Again, if you look at the nature of this product, we have all seen a lot of drugs in MS; and any approach to treating drugs where the immune system is in play, the more efficacious you are the more you suppress the immune system. This is a drug, as I said before, I have known this drug from when I was in Wellcome many years ago. Campath comes from Cambridge Pathology. Actually there was a proof of concept established with Campath in MS in 1994; and here we are in 2011; and there is a good reason why it has taken 17 years to get this far.
So I think until we really understand exactly the balance between benefit and risk, it is going to be very difficult to tell exactly how this drug is going to be used.
There is a very well-known quantity of MS patients. That is a fairly easily ascertainable number.
But is this going to be a drug that is going to be used for a broader selection of patients, or for late-stage patients? Obviously you have got a number of new oral competitors coming in here. And we certainly have seen some companies have done — they have had MS seminars recently, and you have heard experts say that oral therapies are going to be certainly extremely convenient.
Although obviously Lemtrada is interesting in the sense that you only go through a series of injections over a two-week period to start, and then no injections for a year. And then you get another three, I think it is, injections one year later. So it’s not like you have to go for weekly infusions or anything else like that either.
So all of these things are factors as you do the models, and of course pricing is a very significant factor in the sensitivity. I think the best way to resolve that is through the CVR.
I mean this way we took the uncertainty off the table. It didn’t really matter what I thought Lemtrada would do or really what Henri thought it was going to do. This way, that if the product does well everybody benefits; and if it doesn’t do so well, then there is less benefit for everybody.
So I think it ended up being — Henri has always called this a bridge, and I think it was effectively that. I don’t know whether you want to add anything, Henri?
Henri Termeer - Genzyme Corporation — Chairman, President, CEO
No, you said it very well. You indicated why you were conservative, and I can make all the statements on the other side of that equation.
We went through that over many months. I think it is a very fair argument, and we will learn a lot. We will learn a lot when the first Phase III will become visible, which will be in the summer. There is a second Phase III that will become visible later in the second half.
And that will — if those Phase IIIs continue to be confirmative to the experience that we had with the Phase II, where we now have five-year experience and with many years of patients that have been treated outside of these clinical trials, I think we will have a very, very important treatment for patients with MS, particularly patients that are progressing and that are in a serious area.
We will also provide a potential economic benefit to the healthcare system that really needs and wants economic benefits. This is a very expensive disease, expensive therapies; and I think we will provide a tremendous solution for patients by only having two infusion periods, one for a week in the first year and then for another three days in the second year. Our projections currently say that maybe another, on average, half infusion for the next eight years.

So tremendous convenience for patients and a very significant improvement of health. So the judge is out, and that is a fair point. The CVR just provides us, everybody, a very positive feeling to look forward to these results, because if we are positive everybody will win.
Michael Leuchten - Barclays Capital — Analyst
Thank you. Just a very quick follow-up question to your accretion number for 2013. The timing of that suggests that you think you can get this integration done quicker than maybe we have seen in the past with other companies. Can you just talk to what gives you the confidence that you can get this done that quickly over a shorter period of time?
Chris Viehbacher - sanofi-aventis — CEO
I think if there is one thing that sanofi-aventis has had a lot of experience in, I mean, there are something like 300 companies that have been rolled up into sanofi-aventis. We have obviously seen different models.
Genzyme is a bigger company than some of our transactions; but also it is not an Aventis either. I think we have been able to figure out models. If I look at the Chattem transaction for example in the US, I think it is a very strong model of how we have been able to keep the identity of a company; keep everybody within the company; and still been able to achieve some synergies quite quickly.
We have I think an extremely strong back-office backbone here in the US, for example, which we can access quite quickly. We have that also around the world. So I think that is actually something that sanofi excels at. So I don’t really see that being as a critical issue.
Obviously some parts of those synergies, as we talked about in manufacturing, we are going to move quite carefully on; and there is a big regulatory consequence to it.
But I think there are other ones — certainly on the revenue synergies I think that is something that we can get going quite quickly, certainly even by the second half of this year. So yes, I think that is not going to be the issue.
All right, well thank you very much, everybody. Henri, thank you for hosting this in the corporate headquarters of Genzyme.
Obviously throughout the course of the year and certainly at the announcement of Q1 earnings, I think both companies will have an opportunity to provide updates to our shareholder base and we can say more. So, Henri I don’t know whether you have any concluding remarks.
Henri Termeer - Genzyme Corporation — Chairman, President, CEO
No. Thank you very much, everybody. I don’t know whether there were many Genzyme shareholders on the call; but if there were and your questions didn’t quite get answered, make sure that you connect with Patrick Flanigan, whom all of you know. I look forward to giving you further updates as we progress.
This communication is neither an offer to purchase nor a solicitation of any offer to sell any securities. In connection with the amendment to the outstanding tender offer by Sanofi-Aventis for all of the outstanding shares of Genzyme Corporation, which Sanofi-Aventis is obligated to make pursuant to the terms of the Merger Agreement between Sanofi-Aventis GC Merger Corp., and Genzyme, dated February 16, 2011, Sanofi-Aventis will file an amended tender offer statement and a registration statement on Form F-4 to register certain securities and certain related documents and Genzyme will file an amended Solicitation/Recommendation Statement with respect to the exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Genzyme shareholders are urged to read the registration statement and exchange offer documents when they become available because they will contain important information that shareholders should consider before making any decision regarding tendering their shares. These documents will be mailed to all Genzyme shareholders of record. These documents, as they may be amended from time to time, contain important information about the proposed transaction and Genzyme shareholders are urged to read them carefully and in their entirety before any decision is made with respect to the proposed transaction. When available, documentation relating to the transaction may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885. Free copies of the Solicitation/Recommendation Statement will be made available by Genzyme by directing a request to Genzyme at 500 Kendall Street, Cambridge, MA 02142, Attention: Shareholder Relations Department, or by calling 617-252-7500 and asking for the Shareholder Relations Department.
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